Unaudited Interim Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the three months ended March 31, 2021 and 2020

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Operations

(thousands of U.S. dollars, except per share amounts)	Three months ended March 31
	2021	2020
Revenue
Regulated electricity distribution	$334,333	$180,699
Regulated gas distribution	198,997	184,594
Regulated water reclamation and distribution	54,550	27,839
Non-regulated energy sales	30,783	66,311
Other revenue	15,879	5,458
	634,542	464,901
Expenses
Operating expenses	181,161	126,734
Regulated electricity purchased	169,399	57,233
Regulated gas purchased	73,381	63,613
Regulated water purchased	2,742	2,251
Non-regulated energy purchased	7,928	4,004
Administrative expenses	15,539	16,834
Depreciation and amortization	97,439	78,880
Loss (gain) on foreign exchange	862	(4,670)
	548,451	344,879
Operating income	86,091	120,022
Interest expense	(49,580)	(46,248)
Income from long-term investments (note 6)	(50,507)	(162,661)
Other net losses (note 16)	(8,384)	(890)
Pension and other post-employment non-service costs (note 8)	(3,684)	(3,356)
Gain on derivative financial instruments (note 21(b)(iv))	1,089	57
Loss before income taxes	(24,975)	(93,076)
Income tax recovery (expense) (note 15)
Current	(3,375)	(4,087)
Deferred	25,013	17,790
	21,638	13,703
Net loss	(3,337)	(79,373)
Net effect of non-controlling interests (note 14)
Non-controlling interests	19,965	19,342
Non-controlling interests held by related party	(2,681)	(3,766)
	$17,284	$15,576
Net earnings (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$13,947	$(63,797)
Series A and D Preferred shares dividend (note 12)	2,214	2,140
Net earnings (loss) attributable to common shareholders of Algonquin Power & Utilities Corp.	$11,733	$(65,937)
Basic and diluted net earnings (loss) per share (note 17)	$0.02	$(0.13)
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Comprehensive Income

(thousands of U.S. dollars)	Three months ended March 31
	2021	2020
Net loss	$(3,337)	$(79,373)
Other comprehensive income (loss) (“OCI”):
Foreign currency translation adjustment, net of tax recovery of $536 and tax expense of $5,703, respectively (notes 21(b)(iii) and 21(b)(iv))	(273)	(36,630)
Change in fair value of cash flow hedges, net of tax expense of $2,685 and tax recovery of $5,087, respectively (note 21(b)(ii))	7,644	(14,088)
Change in pension and other post-employment benefits, net of tax expense of $138 and tax recovery $31, respectively (note 8)	1,620	(76)
Other comprehensive income (loss), net of tax	8,991	(50,794)
Comprehensive income (loss)	5,654	(130,167)
Comprehensive loss attributable to the non-controlling interests	(16,899)	(21,636)
Comprehensive income (loss) attributable to shareholders of Algonquin Power & Utilities Corp.	$22,553	$(108,531)
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of U.S. dollars)
	March 31, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$142,478	$101,614
Accounts receivable, net (note 4)	366,293	325,644
Fuel and natural gas in storage	12,569	30,567
Supplies and consumables inventory	107,211	104,078
Regulatory assets (note 5)	101,618	63,042
Prepaid expenses	55,552	49,640
Derivative instruments (note 21)	11,008	13,106
Other assets	7,599	7,266
	804,328	694,957
Property, plant and equipment, net	9,773,474	8,241,838
Intangible assets, net	114,173	114,913
Goodwill	1,210,741	1,208,390
Regulatory assets (note 5)	981,053	782,429
Long-term investments (note 6)
Investments carried at fair value	1,898,132	1,837,429
Other long-term investments	367,792	214,583
Derivative instruments (note 21)	47,942	39,001
Deferred income taxes	22,309	21,880
Other assets	66,180	68,486
	$15,286,124	$13,223,906
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of U.S. dollars)
	March 31, 2021	December 31, 2020
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$149,265	$192,160
Accrued liabilities	388,355	369,530
Dividends payable (note 12)	94,211	92,720
Regulatory liabilities (note 5)	35,998	38,483
Long-term debt (note 7)	620,869	139,874
Other long-term liabilities (note 9)	76,261	72,505
Derivative instruments (note 21)	31,398	41,980
Other liabilities	8,033	7,901
	1,404,390	955,153
Long-term debt (note 7)	5,732,525	4,398,596
Regulatory liabilities (note 5)	550,656	563,035
Deferred income taxes	559,591	568,644
Derivative instruments (note 21)	30,235	68,430
Pension and other post-employment benefits obligation	333,296	341,502
Other long-term liabilities (note 9)	395,480	339,181
	9,006,173	7,234,541
Redeemable non-controlling interests (note 14)
Redeemable non-controlling interest, held by related party (note 13(b))	306,453	306,316
Redeemable non-controlling interests	18,837	20,859
	325,290	327,175
Equity:
Preferred shares	184,299	184,299
Common shares (note 10(a))	5,092,691	4,935,304
Additional paid-in capital	59,631	60,729
Retained earnings (deficit)	(40,330)	45,753
Accumulated other comprehensive loss (“AOCI”) (note 11)	(20,272)	(22,507)
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	5,276,019	5,203,578
Non-controlling interests
Non-controlling interests	623,250	399,487
Non-controlling interest, held by related party (note 13(c))	55,392	59,125
	678,642	458,612
Total equity	5,954,661	5,662,190
Commitments and contingencies (note 19)
Subsequent events (notes 3, 7, 10 and 21)
	$15,286,124	$13,223,906
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity

(thousands of U.S. dollars) For the three months ended March 31, 2021

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Retained earnings (deficit)	Accumulated OCI	Non- controlling interests	Total
Balance, December 31, 2020	$4,935,304	$184,299	$60,729	$45,753	$(22,507)	$458,612	$5,662,190
Net earnings (loss)	—	—	—	13,947	—	(17,284)	(3,337)
Effect of redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(963)	(963)
Other comprehensive loss	—	—	—	—	8,606	385	8,991
Dividends declared and distributions to non-controlling interests	—	—	—	(74,177)	—	(6,201)	(80,378)
Dividends and issuance of shares under dividend reinvestment plan	22,651	—	—	(22,651)	—	—	—
Contributions received from non-controlling interests (note 3)	—	—	6,919	—	(6,371)	214,952	215,500
Non-controlling interest assumed on asset acquisition (note 3(a))	—	—	—	—	—	29,141	29,141
Common shares issued upon public offering, net of cost	127,427	—	—	—	—	—	127,427
Common shares issued under employee share purchase plan	1,316	—	—	—	—	—	1,316
Share-based compensation	—	—	1,561	—	—	—	1,561
Common shares issued pursuant to share-based awards	5,993	—	(9,578)	(3,202)	—	—	(6,787)
Balance, March 31, 2021	$5,092,691	$184,299	$59,631	$(40,330)	$(20,272)	$678,642	$5,954,661
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity

(thousands of U.S. dollars) For the three months ended March 31, 2020

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Accumulated deficit	Accumulated OCI	Non- controlling interests	Total
Balance, December 31, 2019	$4,017,044	$184,299	$50,579	$(367,107)	$(9,761)	$531,541	$4,406,595
Net loss	—	—	—	(63,797)	—	(15,576)	(79,373)
Redeemable non-controlling interests not included in equity (note 14)	—	—	—	—	—	(2,047)	(2,047)
Other comprehensive income	—	—	—	—	(44,734)	(6,060)	(50,794)
Dividends declared and distributions to non-controlling interests	—	—	—	(59,819)	—	(7,885)	(67,704)
Dividends and issuance of shares under dividend reinvestment plan	16,951	—	—	(16,951)	—	—	—
Contributions received from non-controlling interests	—	—	—	—	—	3,371	3,371
Common shares issued upon conversion of convertible debentures	12	—	—	—	—	—	12
Issuance of common shares under employee share purchase plan	792	—	—	—	—	—	792
Share-based compensation	—	—	1,452	—	—	—	1,452
Common shares issued pursuant to share-based awards	16,103	—	(10,699)	(13,640)	—	—	(8,236)
Balance, March 31, 2020	$4,050,902	$184,299	$41,332	$(521,314)	$(54,495)	$503,344	$4,204,068
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Cash Flows

(thousands of U.S. dollars)	Three months ended March 31
	2021	2020
Cash provided by (used in):
Operating Activities
Net loss	$(3,337)	$(79,373)
Adjustments and items not affecting cash:
Depreciation and amortization	97,439	78,880
Deferred taxes	(25,013)	(17,790)
Unrealized gain on derivative financial instruments	(943)	(239)
Share-based compensation expense	1,197	1,472
Cost of equity funds used for construction purposes	9	(1,001)
Change in value of investments carried at fair value	71,745	190,758
Pension and post-employment expense in excess of (lower than) contributions	(3,658)	4,383
Distributions received from equity investments, net of income	5,537	814
Others	2,018	(2,010)
Net change in non-cash operating items (note 20)	(388,518)	(109,027)
	(243,524)	66,867
Financing Activities
Increase in long-term debt	2,523,221	732,730
Repayments of long-term debt	(1,747,081)	(384,949)
Issuance of common shares, net of costs	128,743	765
Cash dividends on common shares	(70,008)	(57,332)
Dividends on preferred shares	(2,214)	(2,140)
Contributions from non-controlling interests and redeemable non-controlling interests (note 14)	210,673	—
Production-based cash contributions from non-controlling interest	4,832	3,371
Distributions to non-controlling interests, related party (note 13(b) and (c))	(6,982)	(7,507)
Distributions to non-controlling interests	(1,088)	(4,077)
Payments upon settlement of derivatives	(33,782)	—
Shares surrendered to fund withholding taxes on exercised share options	(809)	—
Increase in other long-term liabilities	38,874	2,400
Decrease in other long-term liabilities	(492)	(1,972)
	1,043,887	281,289
Investing Activities
Additions to property, plant and equipment and intangible assets	(295,389)	(155,902)
Increase in long-term investments	(467,206)	(61,089)
Acquisitions of operating entities	—	4,234
Increase in other assets	(447)	(5,366)
Receipt of principal on development loans receivable	—	9,715
Proceeds from sale of long-lived assets	4,344	415
	(758,698)	(207,993)
Effect of exchange rate differences on cash and restricted cash	50	(4,480)
Increase in cash, cash equivalents and restricted cash	41,715	135,683
Cash, cash equivalents and restricted cash, beginning of period	130,018	87,272
Cash, cash equivalents and restricted cash, end of period	$171,733	$222,955

Algonquin Power & Utilities Corp. Unaudited Interim Consolidated Statements of Cash Flows

(thousands of U.S. dollars)	Three months ended March 31
	2021	2020
Supplemental disclosure of cash flow information:
Cash paid during the period for interest expense	$56,361	$44,807
Cash paid (refund received) during the period for income taxes	$(985)	$1,047
Cash received during the period for distributions from equity investments	$26,785	$25,434
Non-cash financing and investing activities:
Property, plant and equipment acquisitions in accruals	$120,535	$42,563
Issuance of common shares under dividend reinvestment plan and share-based compensation plans	$29,960	$33,847
Issuance of common shares upon conversion of convertible debentures	$—	$12
Property, plant and equipment, intangible assets and accrued liabilities in exchange of note receivable	$87,128	$—
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
Algonquin Power & Utilities Corp. (“AQN” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. AQN's operations are organized across two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The Regulated Services Group owns and operates a portfolio of regulated electric, natural gas, water distribution and wastewater collection utility systems and transmission operations in the United States, Bermuda, Chile and Canada; the Renewable Energy Group owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation assets.
1.Significant accounting policies
(a)Basis of preparation
The accompanying unaudited interim consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and follow disclosure required under Regulation S-X provided by the U.S. Securities and Exchange Commission. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments that are of a recurring nature and necessary for a fair presentation of the results of interim operations.
The significant accounting policies applied to these unaudited interim consolidated financial statements of AQN are consistent with those disclosed in the consolidated financial statements of AQN for the year ended December 31, 2020.
(b)Seasonality
AQN's operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. Where decoupling mechanisms exist, total volumetric revenue is prescribed by the applicable regulatory authority and is not affected by usage. AQN's different electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather and industry characteristics. During the winter period, natural gas distribution utilities experience higher demand than during the summer period. AQN’s water and wastewater utility assets’ revenues fluctuate depending on the demand for water, which is normally higher during drier and hotter months of the summer. AQN’s hydroelectric energy assets are primarily “run-of-river” and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. For AQN's wind energy assets, wind resources are typically stronger in spring, fall and winter and weaker in summer. AQN's solar energy assets experience greater insolation in summer, weaker in winter.
(c)Foreign currency translation
AQN’s reporting currency is the U.S. dollar. Within these unaudited interim consolidated financial statements, the Company denotes any amounts denominated in Canadian dollars with “C$”, in Chilean pesos with "CLP", in Chilean Unidad de Fomento with "CLF", and in Bermudian dollars with "BMD" immediately prior to the stated amount.
2.     Recently issued accounting pronouncements
The FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity to address the complexity associated with accounting for certain financial instruments with characteristics of liabilities and equity. The number of accounting models for convertible debt instruments and convertible preferred stock is being reduced and the guidance has been amended for the derivatives scope exception for contracts in an entity's own equity to reduce form-over-substance-based accounting conclusions. The amendments in this update are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company is currently assessing the impact of this update.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
2.     Recently issued accounting pronouncements (continued)
The FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions to ease the potential burden in accounting for reference rate reform. The amendments apply to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of the reference rate reform. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The FASB issued an update to Topic 848 in ASU 2021-01 to clarify that the scope of Topic 848 includes derivatives affected by the discounting transition. The Company is currently assessing the impact of the reference rate reform and this update.
3.Business acquisitions and development projects
(a)Acquisition of Mid-West Wind Development Project
In 2019, The Empire District Electric Company ("Empire Electric System"), a wholly owned subsidiary of the Company, entered into purchase agreements to acquire, once completed, three wind farms generating up to 600 MW of wind energy located in Barton, Dade, Lawrence, and Jasper Counties in Missouri ("Missouri Wind Projects") and in Neosho County, Kansas ("Kansas Wind Project", and together with the Missouri Wind Projects, the “Wind Projects”). These assets, net of third-party tax equity investment, are expected to be included in the rate base of the Empire Electric System. Until then, the assets purchased are expected to be included in the plant-in-service accounting (“PISA”) regulatory mechanism (note 5).
In November 2019, Liberty Utilities Co., a wholly owned subsidiary of the Company, acquired an interest in the entities that own North Fork Ridge and Kings Point, the two Missouri Wind Projects and, in partnership with a third-party developer, continued development and construction of such projects until acquisition by the Empire Electric System following completion. The Company accounted for its interest in these two projects using the equity method (note 6(b)).
In November 2019, a tax equity agreement was executed for the Kansas Wind Project and in December 2020, tax equity agreements were executed for the Missouri Wind Projects. These agreements provide that the Class A partnership units will be owned by third-party tax equity investors who will receive the majority of the tax attributes associated with the Wind Projects.
Concurrent with the execution of the tax equity agreements in December 2020, the North Fork Ridge Wind project reached commercial operation and the tax equity investors provided initial funding of $29,446. During the quarter, the Empire Electric System acquired the North Fork Ridge Wind project for total consideration to the third-party developer of $17,318 and obtained control of the facility. A portion of the consideration in an amount of $4,395 was withheld and remains payable to the third party at March 31, 2021. Subsequent to acquisition, the tax equity investor provided additional funding of $84,926 and North Fork Ridge's third party construction loan of $172,986 was repaid. The Company accounted for this transaction as an asset acquisition since substantially all of the fair value of gross assets acquired is concentrated in a group of similar identifiable assets. The following table summarizes the allocation of the assets acquired and liabilities assumed at the acquisition date.

Working capital	$(15,896)
Property, plant and equipment	284,048
Long-term debt	(172,986)
Asset retirement obligation	(7,837)
Deferred tax liability	(1,705)
Non-controlling interest (tax equity investors)	(29,141)
Total net assets acquired	56,483
Cash and cash equivalents	8,673
Net assets acquired, net of cash and cash equivalents	$47,810
Subsequent to quarter end, the Empire District System acquired the Neosho Ridge and Kings Point Wind projects for consideration of $79,686. Tax equity funding of $445,954 was received and construction loans of $616,976 were repaid. As a result of obtaining control of the facilities, the transaction will be treated as an asset acquisition.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
3.Business acquisitions and development projects (continued)
(b)Maverick Creek and Sugar Creek Wind Facilities
Up to January 2021, the Company held 50% equity interests in Maverick Creek Wind SponsorCo, LLC and AAGES Sugar Creek Wind, LLC (note 6). The two entities indirectly own 492 MW and 202 MW wind development projects in the state of Texas and Illinois ("Maverick Creek Wind Facility" and "Sugar Creek Wind Facility"), respectively. In January 2021, the Company acquired the remaining 50% interests in Maverick Creek Wind SponsorCo LLC and AAGES Sugar Creek Wind, LLC for $43,797 and obtained control of the facilities. A portion of the consideration in an amount of $18,641 was withheld and remains payable at March 31, 2021. The Company accounted for the transactions as asset acquisitions since substantially all of the fair value of gross assets acquired is concentrated in a group of similar identifiable assets.
The following table summarizes the allocation of the assets acquired and liabilities assumed at the acquisition date of the two wind facilities. The existing loans between the Company and the partnerships of $87,035 were treated as additional consideration incurred to acquire the partnerships.

Maverick Creek and Sugar Creek
Working capital	$(15,557)
Property, plant and equipment	1,068,708
Long-term debt	(855,409)
Asset retirement obligation	(23,402)
Deferred tax liability	(6,431)
Derivatives	7,575
Total net assets acquired	175,484
Cash and cash equivalents	4,241
Net assets acquired, net of cash and cash equivalents	$171,243
Tax equity investors provided initial funding of $73,957 to the Sugar Creek Wind Facility during the quarter and Sugar Creek's third party construction loan of $284,829 was repaid subsequent to the acquisition of the remaining 50% interest in the Facility.
(c)Acquisition of Empresa de Servicios Sanitarios de Los Lagos S.A.
The Company completed the acquisition of 94% of the outstanding shares of Empresa de Servicios Sanitarios de Los Lagos S.A. ("ESSAL") in October 2020 for a total purchase price of $162,086. During the quarter an adjustment was made to increase the fair value of accruals and long-term debt by $1,955 (CLP 3,075,536), net of tax, and increase goodwill be the same amount.
During the quarter, the Company sold a 32% interest in Eco Acquisitionco SpA, the holding company through which AQN's interest in ESSAL is held, to a third party for consideration of $51,750. This represents an interest of 30% in the aggregate interest in ESSAL which was reflected by a corresponding increase in non-controlling interest. This transaction resulted in no gain or loss. Following this transaction, AQN owns approximately 64% of the outstanding shares of ESSAL and continues to consolidate ESSAL's operations.
4.Accounts receivable
Accounts receivable as of March 31, 2021 include unbilled revenue of $69,458 (December 31, 2020 - $91,295) from the Company’s regulated utilities. Accounts receivable as of March 31, 2021 are presented net of allowance for doubtful accounts of $31,984 (December 31, 2020 - $29,506).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Regulatory matters
The operating companies within the Regulated Services Group are subject to regulation by the respective authorities of the jurisdictions in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. Except for ESSAL, these utilities operate under cost-of-service regulation as administered by these authorities. The Company’s regulated utility operating companies are accounted for under the principles of ASC 980, Regulated Operations. Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenue or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate setting process.
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
5.Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:

	March 31, 2021	December 31, 2020
Regulatory assets
Fuel and commodity cost adjustments (a)	$264,244	$18,094
Retired generating plant	191,389	194,192
Pension and post-employment benefits	175,980	178,403
Rate adjustment mechanism	98,345	99,853
Environmental remediation	80,323	87,308
Income taxes	79,609	77,730
Debt premium	34,786	35,688
Clean energy and other customer programs	26,153	26,400
Deferred capitalized costs	37,207	34,398
Asset retirement obligation	26,749	26,546
Wildfire mitigation and vegetation management	23,946	22,736
Long-term maintenance contract	13,240	14,405
Rate review costs	8,364	8,054
Other	22,336	21,664
Total regulatory assets	$1,082,671	$845,471
Less: current regulatory assets	(101,618)	(63,042)
Non-current regulatory assets	$981,053	$782,429

Regulatory liabilities
Income taxes	$314,946	$322,317
Cost of removal	197,049	200,739
Pension and post-employment benefits	30,873	26,311
Fuel and commodity costs adjustments	7,217	20,136
Rate adjustment mechanism	2,662	5,214
Clean energy and other customer programs	13,615	10,440
Rate base offset	6,587	6,874
Other	13,705	9,487
Total regulatory liabilities	$586,654	$601,518
Less: current regulatory liabilities	(35,998)	(38,483)
Non-current regulatory liabilities	$550,656	$563,035
(a)Fuel and commodity cost adjustments
In February 2021, the Company's operations were impacted by extreme winter storm conditions experienced in the central U.S. ("Midwest Extreme Weather Event"). As a result of the Midwest Extreme Weather Event, the Company incurred incremental commodity costs during the period of record high pricing and elevated consumption. The Company has commodity cost mechanisms that allow for the recovery of prudently incurred expenses. The Company has made a filing with the Missouri regulator requesting approval to treat the incremental fuel costs incurred in the same manner as normal pass-through fuel costs and proposing to extend the recovery period to mitigate the impact on customer bills.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
6.Long-term investments
Long-term investments consist of the following:

	March 31, 2021	December 31, 2020
Long-term investments carried at fair value
Atlantica (a)	$1,793,512	$1,706,900
Atlantica share subscription agreement (a)	—	20,015
Atlantica Yield Energy Solutions Canada Inc.	104,620	110,514
	$1,898,132	$1,837,429

Other long-term investments
Equity-method investees (b)	$344,524	$186,452
Development loans receivable from equity-method investees (b)	17,967	22,912
Other	5,301	5,219
	$367,792	$214,583
Income (loss) from long-term investments from the years ended March 31 is as follows:

	Three months ended March 31
	2021	2020
Fair value gain (loss) on investments carried at fair value
Atlantica	$(64,433)	$(185,394)
Atlantica Yield Energy Solutions Canada Inc.	(7,312)	(4,142)
San Antonio Water System	—	(1,222)
	$(71,745)	$(190,758)
Dividend and interest income from investments carried at fair value
Atlantica	$20,564	$18,426
Atlantica Yield Energy Solutions Canada Inc.	4,344	3,904
San Antonio Water System	—	1,048
	$24,908	$23,378
Other long-term investments
Equity method income (loss)	(5,554)	(799)
Interest and other income	1,884	5,518
	$(50,507)	$(162,661)
(a)Investment in Atlantica
AAGES (AY Holdings) B.V. (“AY Holdings”), an entity controlled and consolidated by AQN, has a share ownership in Atlantica Sustainable Infrastructure PLC (“Atlantica”) of approximately 44.2% (December 31, 2020 - 44.2%). AQN has the flexibility, subject to certain conditions, to increase its ownership of Atlantica up to 48.5%. On December 9, 2020, the Company entered into a subscription agreement to purchase additional ordinary shares of Atlantica at $33.00 per share. The contract was accounted for as a derivative under ASC 815, Derivatives and Hedging. On January 7, 2021, the subscription closed and the Company paid $132,688 for the additional 4,020,860 shares of Atlantica. The shares were purchased at a total cost of $1,167,444. The Company accounts for its investment in Atlantica at fair value, with changes in fair value reflected in the unaudited interim consolidated statements of operations.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
6.Long-term investments (continued)
(b)Equity-method investees and development loans receivable from equity investees
The Company has non-controlling interests in various corporations, partnerships and joint ventures with a total carrying value of $344,524 (December 31, 2020 - $186,452) including investments in VIEs of $100,498 (December 31, 2020 - $174,685).
During the quarter, the Company acquired a 51% interest in three wind facilities from a portfolio of four wind facilities located in Texas for $227,556. The facilities have achieved commercial operations. The acquisition of the last facility is expected to close after achieving commercial operation for a purchase price of approximately $103,642. Commercial operation is expected to occur in the second quarter of 2021. The Company does not control the entities and therefore accounts for its 51% interest using the equity method.
During the quarter, the Company acquired the remaining 50% equity interest in the Sugar Creek Wind Facility and Maverick Creek Wind Facility for $43,796 and as a result, obtained control of the facilities (note 3(b)). In addition, the Empire Electric System acquired the North Fork Ridge Wind Facility from Liberty Utilities Co. and the third-party developer (note 3(a)) during the quarter.
Subsequent to quarter-end, on April 9, 2021, the Company acquired the remaining 50% equity interest in Altavista, a 80 MW solar power project located in Campbell County, Virginia, for $6,735 and as a result, obtained control of the facility. As at March 31, 2021, the net book value of property, plant and equipment of the joint venture was $137,005 while the third-party construction debt was $121,604 which is expected to be repaid in the second quarter of 2021.
Summarized combined information for AQN's investments in significant partnerships and joint ventures is as follows:

	March 31, 2021	December 31, 2020
Total assets	$2,835,485	$3,201,967
Total liabilities	2,262,322	2,913,188
Net assets	$573,163	$288,779
AQN's ownership interest in the entities	288,012	141,666
Difference between investment carrying amount and underlying equity in net assets(a)	56,512	44,786
AQN's investment carrying amount for the entities	$344,524	$186,452
(a) The difference between the investment carrying amount and the underlying equity in net assets relates primarily to interest capitalized while the projects are under construction, the fair value of guarantees provided by the Company in regards to the investments, development fees and transaction costs.
Except for AAGES BV, the development projects are considered VIEs due to the level of equity at risk and the disproportionate voting and economic interests of the shareholders. The Company has committed loan and credit support facilities with some of its equity investees. During construction, the Company has agreed to provide cash advances and credit support for the continued development and construction of the equity investees' projects. As of March 31, 2021, the Company had issued letters of credit and guarantees of performance obligations: under a security of performance for a development opportunity; wind turbine or solar panel supply agreements; engineering, procurement, and construction agreements; purchase and sale agreements; interconnection agreements; energy purchase agreements; renewable energy credit agreements; and construction loan agreements. The fair value of the support provided recorded as at March 31, 2021 amounts to $2,089 (December 31, 2020 - $12,273).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
6.Long-term investments (continued)
(b)     Equity-method investees and development loans receivable from equity investees (continued)
Summarized combined information for AQN's VIEs is as follows:

	March 31, 2021	December 31, 2020
AQN's maximum exposure in regards to VIEs
Carrying amount	$100,498	$174,685
Development loans receivable	16,403	21,804
Performance guarantees and other commitments on behalf of VIEs	135,045	965,291
	$251,946	$1,161,780
The commitments are presented on a gross basis assuming no recoverable value in the assets of the VIEs. The majority of the amounts committed on behalf of VIEs in the above relate to wind turbine or solar panel supply agreements as well as engineering, procurement, and construction agreements.

7.Long-term debt
Long-term debt consists of the following:

Borrowing type	Weighted average coupon	Maturity	Par value		March 31, 2021	December 31, 2020
Senior unsecured revolving credit facilities	—	2021-2024	N/A		$1,445,792	$223,507
Senior unsecured bank credit facilities	—	2021-2031	N/A		162,507	152,338
Commercial paper	—	2021	N/A		241,000	122,000
U.S. dollar borrowings
Senior unsecured notes	3.46%	2022-2047		$1,700,000	1,688,711	1,688,390
Senior unsecured utility notes	6.34%	2023-2035		$142,000	156,805	157,212
Senior secured utility bonds	4.71%	2026-2044		$556,227	560,665	561,494
Senior secured project notes (a)	—	2021		$570,578	570,578	—
Canadian dollar borrowings
Senior unsecured notes (b)	4.20%	2022-2050	C$	1,000,669	791,818	899,710
Senior secured project notes	10.21%	2027	C$	25,250	20,080	20,315
Chilean Unidad de Fomento borrowings
Senior unsecured utility bonds	4.29%	2028-2040	CLF 1,868		93,780	92,183
					$5,731,736	$3,917,149
Subordinated U.S. dollar borrowings
Subordinated unsecured notes	6.50%	2078-2079		$637,500	621,658	621,321
					$6,353,394	$4,538,470
Less: current portion					(620,869)	(139,874)
					$5,732,525	$4,398,596
Short-term obligations of $963,465 that are expected to be refinanced using the long-term credit facilities are presented as long-term debt.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
7.Long-term debt (continued)
Long-term debt issued at a subsidiary level (project notes or utility bonds) relating to a specific operating facility is generally collateralized by the respective facility with no other recourse to the Company. Long-term debt issued at a subsidiary level whether or not collateralized generally has certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.
Recent financing activities:
(a)U.S. dollar Senior secured project note
In January 2021, in connection with the acquisition of the Maverick Creek Wind Facility (note 3(b)), the Company assumed $570,578 of debt outstanding under the construction facility that matures on June 15, 2021.
(b)Canadian dollar senior unsecured notes
On February 15, 2021, the Renewable Energy Group repaid a C$150,000 unsecured note upon its maturity. Concurrent with the repayment, the Renewable Energy Group unwound and settled the related cross currency fixed-for-fixed interest rate swap (note 21(b)(iii)).
Subsequent to quarter end, on April 9, 2021, the Renewable Energy Group issued C$400,000 senior unsecured debentures bearing interest at 2.85% with a maturity date of July 15, 2031. The notes were sold at a price of C$999.92 per C$1,000.00 principal amount. Concurrent with the offering, the Renewable Energy Group entered into a fixed-for-fixed cross currency interest rate swap to convert the Canadian dollar denominated coupon and principal payments from the offering into U.S. dollars (note 21(b)(iii)).
8.Pension and other post-employment benefits
The following table lists the components of net benefit costs for the pension plans and other post-employment benefits (“OPEB”) in the unaudited interim consolidated statements of operations for the three months ended March 31:

	Pension benefits		OPEB
	Three months ended March 31		Three months ended March 31
	2021	2020	2021	2020
Service cost	$3,828	$3,567	$1,772	$1,467
Non-service costs
Interest cost	6,706	4,791	1,021	1,819
Expected return on plan assets	(11,164)	(6,249)	(2,511)	(2,192)
Amortization of net actuarial loss (gain)	2,272	1,145	437	(13)
Amortization of prior service credits	(407)	(402)	—	—
Impact of regulatory accounts	6,184	3,538	1,146	919
	$3,591	$2,823	$93	$533
Net benefit cost	$7,419	$6,390	$1,865	$2,000
The service cost components of pension plans and OPEB are shown as part of operating expenses within operating income in the unaudited interim consolidated statements of operations. The remaining components of net benefit cost are considered non-service costs and have been included outside of operating income in the unaudited interim consolidated statements of operations.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
9.Other long-term liabilities
Other long-term liabilities consist of the following:

	March 31, 2021	December 31, 2020
Advances in aid of construction	$88,697	$79,864
Environmental remediation obligation	60,696	69,383
Asset retirement obligations	111,974	79,968
Customer deposits	32,031	31,939
Unamortized investment tax credits	17,758	17,893
Deferred credits	21,482	21,156
Preferred shares, Series C	13,772	13,698
Hook up fees	19,393	17,704
Lease liabilities	9,087	14,288
Contingent development support obligations	2,089	12,273
Hedge settlement obligation	32,126	—
Note payable to related party	30,493	30,493
Other	32,143	23,027
	$471,741	$411,686
Less: current portion	(76,261)	(72,505)
	$395,480	$339,181
10.Shareholders’ capital
(a)Common shares
Number of common shares

	Three months ended March 31,
	2021	2020
Common shares, beginning of period	597,142,219	524,223,323
Public offering	8,188,225	—
Dividend reinvestment plan	1,403,635	1,244,696
Exercise of share-based awards (b)	547,683	1,215,388
Conversion of convertible debentures	—	1,509
Common shares, end of period	607,281,762	526,684,916
AQN's at-the-market equity program (“ATM program”) allows the Company to issue up to $500,000 of common shares from treasury to the public from time to time, at the Company's discretion, at the prevailing market price when issued on the TSX, the NYSE, or any other existing trading market for the common shares of the Company in Canada or the United States. During the three months ended March 31, 2021, the Company issued 8,188,225 common shares under the ATM program at an average price of $15.79 per common share for gross proceeds of $129,279 ($127,663 net of commissions). Other related costs were $236.
As at May 6, 2021, the Company has issued a cumulative total of 21,604,478 common shares under the ATM program at an average price of $14.84 per share for gross proceeds of $320,583 ($316,576 net of commissions). Other related costs, primarily related to the establishment and subsequent re-establishment of the ATM program, were $3,649.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
10.Shareholders’ capital (continued)
(b)Share-based compensation
For the three months ended March 31, 2021, AQN recorded $1,197 (2020 - $1,472) in total share-based compensation expense. The compensation expense is recorded with payroll expenses in the unaudited interim consolidated statements of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As of March 31, 2021, total unrecognized compensation costs related to non-vested share-based awards was $12,417 and is expected to be recognized over a period of 1.87 years.
Share option plan
During the three months ended March 31, 2021, the Board of Directors of the Company (the "Board") approved the grant of 437,006 options to executives of the Company. The options allow for the purchase of common shares at a weighted average price of C$19.64, the market price of the underlying common share at the date of grant. One-third of the options vest on each of December 31, 2021, 2022, and 2023. The options may be exercised up to eight years following the date of grant.
The following assumptions were used in determining the fair value of share options granted:

	2021
Risk-free interest rate	1.1%
Expected volatility	23%
Expected dividend yield	4.1%
Expected life	5.50 years
Weighted average grant date fair value per option	C$	2.46
Performance and restricted share units
During the three months ended March 31, 2021, a total of 230,594 PSUs and RSUs were granted to executives of the Company. The awards vest based on the terms of each agreement ranging from February 2022 to January 2024. During the three months ended March 31, 2021, the Company settled 702,578 PSUs and RSUs in exchange for 369,934 common shares issued from treasury, and 332,644 PSUs and RSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards. Subsequent to quarter-end, on April 27, 2021, 414,400 PSUs were granted to employees of the Company. The PSUs vest on January 1, 2024.
During the three months ended March 31, 2021, the Company settled 148,459 bonus deferral RSUs in exchange for 68,841 common shares issued from treasury, and 79,618 RSUs were settled at their cash value as payment for tax withholding related to the settlement of the awards. Subsequent to quarter end, on April 15, 2021, 44,528 bonus deferral RSUs were granted to employees of the Company. The RSUs are 100% vested.
Director's deferred share units
During the three months ended March 31, 2021, 15,970 deferred share units ("DSUs") were issued pursuant to the election of the Directors to defer a percentage of their Directors' fee in the form of DSUs.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
11.Accumulated other comprehensive income (loss)
    AOCI consists of the following balances, net of tax:

	Foreign currency cumulative translation	Unrealized gain on cash flow hedges	Pension and post-employment actuarial changes	Total
Balance, January 1, 2020	$(68,822)	$75,099	$(16,038)	$(9,761)
Other comprehensive income (loss)	25,643	(13,418)	(20,964)	(8,739)
Amounts reclassified from AOCI to the unaudited interim consolidated statement of operations	2,763	(10,864)	3,403	(4,698)
Net current period OCI	$28,406	$(24,282)	$(17,561)	$(13,437)
OCI attributable to the non-controlling interests	691	—	—	691
Net current period OCI attributable to shareholders of AQN	$29,097	$(24,282)	$(17,561)	$(12,746)
Balance, December 31, 2020	$(39,725)	$50,817	$(33,599)	$(22,507)
Other comprehensive loss	(915)	(30,731)	—	(31,646)
Amounts reclassified from AOCI to the unaudited interim consolidated statement of operations	642	38,375	1,620	40,637
Net current period OCI	$(273)	$7,644	$1,620	$8,991
OCI attributable to the non-controlling interests	(6,756)	—	—	(6,756)
Net current period OCI attributable to shareholders of AQN	$(7,029)	$7,644	$1,620	$2,235
Balance, March 31, 2021	$(46,754)	$58,461	$(31,979)	$(20,272)
Amounts reclassified from AOCI for foreign currency cumulative translation affected interest expense and derivative gain (loss); those for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales, interest expense and derivative gain (loss) while those for pension and other post-employment actuarial changes affected pension and other post-employment non-service costs (note 21(b)(ii)).
12.Dividends
All dividends of the Company are made on a discretionary basis as determined by the Board. The Company declares and pays the dividends on its common shares in U.S. dollars. Dividends declared were as follows:

	Three months ended March 31
	2021				2020
	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$94,614		$0.1551		$74,629		$0.1410
Series A preferred shares	C$	1,549	C$	0.3226	C$	1,549	C$	0.3226
Series D preferred shares	C$	1,273	C$	0.3182	C$	1,273	C$	0.3182

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
13.Related party transactions
(a)Equity-method investments
The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, during the three months ended March 31, 2021, the Company charged its equity-method investees $6,314 (2020 - $4,557). Additionally, one of the equity-method investees provides development services to the Company on specified projects, for which it earns a development fee upon reaching certain milestones. During the three months ended March 31, 2021, the development fees charged to the Company were $738 (2020 - $nil).
The Company has an outstanding promissory note of $30,493 payable to Altavista, an equity method investee of the Company with an original maturity date of March 31, 2021. During the quarter, the maturity date of the note was extended to June 30, 2021.
(b)Redeemable non-controlling interest held by related party
On November 28, 2018, AAGES B.V., an equity investee of the Company, obtained a three-year secured credit facility in the amount of $306,500 and subscribed to a $305,000 preference share ownership interest in AY Holdings. The AAGES B.V. secured credit facility is collateralized through a pledge of Atlantica shares held by AY Holdings. A collateral shortfall would occur if the net obligation as defined in the agreement would equal or exceed 50% of the market value of such Atlantica shares, in which case the lenders would have the right to sell Atlantica stock to eliminate the collateral shortfall. The AAGES B.V. secured credit facility is repayable on demand if Atlantica ceases to be a public company. AQN reflects the preference share ownership issued by AY Holdings as redeemable non-controlling interest held by related party. Redemption is not considered probable as at March 31, 2021. During the three months ended March 31, 2021, the Company incurred non-controlling interest attributable to AAGES B.V. of $2,681 (2020 - $3,766) and recorded distributions of $2,544 (2020 - $3,299) (note 14).
(c)Non-controlling interest held by related party
Non-controlling interest held by related party represents an interest in AIP, a consolidated subsidiary of the Company, acquired by Atlantica Yield Energy Solutions Canada Inc.("AYES Canada") in May 2019 for $96,752 (C$130,103). During the three months ended March 31, 2021, the Company recorded distributions to AYES of $4,471 (2020 - $4,208).
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.
14.Non-controlling interests and redeemable non-controlling interests
Net effect attributable to non-controlling interests for the three months ended March 31 consists of the following:

	2021	2020
HLBV and other adjustments attributable to:
Non-controlling interests - tax equity partnership units	$21,942	$18,232
Non-controlling interests - redeemable tax equity partnership units	1,718	1,719
Other net earnings attributable to:
Non-controlling interests	(3,695)	(609)
	$19,965	$19,342
Redeemable non-controlling interest, held by related party	(2,681)	(3,766)
Net effect of non-controlling interests	$17,284	$15,576
The non-controlling tax equity investors (“tax equity partnership units”) in the Company's U.S. wind power and solar power generating facilities are entitled to allocations of earnings, tax attributes and cash flows in accordance with contractual agreements. The share of earnings attributable to the non-controlling interest holders in these subsidiaries is calculated using the HLBV method of accounting.
The Company obtained control of the North Fork Ridge Wind Facility and Sugar Creek Wind Facility in January 2021 (note 3(a) and 3(b)). During the quarter, third-party tax equity investors funded $84,927 and $73,957, in the North Fork Ridge Wind Facility and Sugar Creek Wind Facility, respectively in exchange for Class A partnership units in the entities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
15.Income taxes
For the three months ended March 31, 2021, the Company's tax rate varied from the statutory rate of 26.5% due primarily to the beneficial impact of differences in effective tax rates on transactions in foreign jurisdictions, the tax benefit from tax credits accrued, partially offset by deferred tax expense associated with the non-controlling interest share of income. For the three months ended March 31, 2020, the Company's tax rate varied from the statutory rate of 26.5% due primarily to the impact of the loss associated with its investment in Atlantica, and the impact of differences in effective tax rates on transactions in foreign jurisdictions.
The Company recognizes tax credits on a quarterly basis using an overall effective income tax rate anticipated for the full year which may differ significantly from recognizing tax credits as either wind energy is generated and sold or as solar assets are placed in service. Tax credits can significantly affect the Company's effective income tax rate depending on the amount of pretax income. For the three months ended March 31, 2021, the Company has accrued $11,600 (March 31, 2020 - $5,120) of tax credits. The tax credits that have been accrued are both investment and production tax credits associated with renewable energy projects that have either been placed in service or are expected to be placed in service by the end of 2021.
16.Other net losses
Other net losses consist of the following:

	Three months ended March 31
	2021	2020
Acquisition and transition-related costs	$2,102	$26
Other	6,282	864
	$8,384	$890
Other losses primarily consist of an adjustment to a regulatory liability pertaining to the true up of prior period tracking accounts, costs pertaining to condemnation proceeding and other miscellaneous asset write-downs.
17.Basic and diluted net earnings per share
Basic and diluted earnings per share have been calculated on the basis of net earnings attributable to the common shareholders of the Company and the weighted average number of common shares and bonus deferral restricted share units outstanding. Diluted net earnings per share is computed using the weighted-average number of common shares, subscription receipts outstanding, additional shares issued subsequent to quarter-end under the dividend reinvestment plan, PSUs, RSUs and DSUs outstanding during the period and, if dilutive, potential incremental common shares resulting from the application of the treasury stock method to outstanding share options and additional shares issued subsequent to quarter-end under the dividend reinvestment plan. The convertible debentures are convertible into common shares at any time prior to maturity or redemption by the Company. The shares issuable upon conversion of the convertible debentures are included in diluted earnings per share.
The reconciliation of the net earnings and the weighted average shares used in the computation of basic and diluted earnings per share are as follows:

	Three months ended March 31
	2021	2020
Net earnings attributable to shareholders of AQN	$13,947	$(63,797)
Series A preferred shares dividend	1,215	1,174
Series D preferred shares dividend	999	966
Net earnings attributable to common shareholders of AQN – basic and diluted	$11,733	$(65,937)
Weighted average number of shares
Basic	599,659,587	525,828,253
Effect of dilutive securities	5,525,965	—
Diluted	605,185,552	525,828,253
The effect of 437,006 securities (2020 - 5,463,041) was excluded from the weighted average number of shares in the table above as they are anti-dilutive.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information
The Company is managed under two primary business units consisting of the Regulated Services Group and the Renewable Energy Group. The two business units are the two segments of the Company.
The Regulated Services Group, the Company's regulated operating unit, owns and operates a portfolio of electric, natural gas, water distribution and wastewater collection utility systems and transmission operations in the United States, Canada, Chile and Bermuda; the Renewable Energy Group, the Company's non-regulated operating unit, owns and operates a diversified portfolio of renewable and thermal electric generation assets in North America and internationally.
For purposes of evaluating the performance of the business units, the Company allocates the realized portion of any gains or losses on financial instruments to the specific business units. Dividend income from Atlantica and AYES Canada is included in the operations of the Renewable Energy Group, while interest income from San Antonio Water System is included in the operations of the Regulated Services Group. Equity method gains and losses are included in the operations of the Regulated Services Group or Renewable Energy Group based on the nature of the activities of the investees. The change in value of investments carried at fair value and unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship are not considered in management’s evaluation of divisional performance and are therefore allocated and reported under corporate.
Beginning in the first quarter of 2021 the Company reported income and losses associated with development activities under corporate, as these are no longer considered in Management’s evaluation of the Renewable Energy Group where it was reported previously. Comparative figures have been reclassified to conform to presentation adopted in the current period.

	Three months ended March 31, 2021
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$598,603	$35,553	$386	$634,542
Fuel, power and water purchased	245,522	7,928	—	253,450
Net revenue	353,081	27,625	386	381,092
Operating expenses	153,133	28,025	—	181,158
Administrative expenses	7,543	6,183	1,816	15,542
Depreciation and amortization	67,567	29,578	294	97,439
Gain on foreign exchange	—	—	862	862
Operating income	124,838	(36,161)	(2,586)	86,091
Interest expense	(24,301)	(16,293)	(8,986)	(49,580)
Income from long-term investments	1,174	22,417	(74,098)	(50,507)
Other	(8,491)	(876)	(1,612)	(10,979)
Earnings (loss) before income taxes	$93,220	$(30,913)	$(87,282)	$(24,975)
Property, plant and equipment	$6,166,912	$3,575,539	$31,023	$9,773,474
Investments carried at fair value	—	1,898,132	—	1,898,132
Equity-method investees	56,048	287,817	659	344,524
Total assets	9,166,449	6,037,555	82,120	15,286,124
Capital expenditures	$201,037	$77,085	$—	$278,122
(1) Renewable Energy Group revenue includes $49,583 related to net hedging losses from energy derivative contracts and availability credits for the three-month period ended March 31, 2021 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $2,361 related to alternative revenue programs for the three-month period ended March 31, 2021 that do not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
18.Segmented information (continued)

	Three months ended March 31, 2020
	Regulated Services Group	Renewable Energy Group	Corporate	Total
Revenue (1)(2)	$396,060	$68,841	$—	$464,901
Fuel, power and water purchased	123,097	4,004	—	127,101
Net revenue	272,963	64,837	—	337,800
Operating expenses	108,367	18,367	—	126,734
Administrative expenses	9,487	6,206	1,141	16,834
Depreciation and amortization	53,010	25,628	242	78,880
Loss on foreign exchange	—	—	(4,670)	(4,670)
Operating income	102,099	14,636	3,287	120,022
Interest expense	(24,840)	(14,479)	(6,929)	(46,248)
Income from long-term investments	2,648	23,766	(189,075)	(162,661)
Other	(4,997)	834	(26)	(4,189)
Earnings before income taxes	$74,910	$24,757	$(192,743)	$(93,076)
Capital expenditures	$139,632	$16,270	$—	$155,902
	December 31, 2020
Property, plant and equipment	$5,757,532	$2,451,706	$32,600	8,241,838
Investments carried at fair value	—	1,837,429	—	1,837,429
Equity-method investees	74,673	110,414	1,365	186,452
Total assets	8,528,172	4,586,878	108,856	13,223,906
(1) Renewable Energy Group revenue includes $9,292 related to net hedging gains from energy derivative contracts for the three-month period ended March 31, 2020 that do not represent revenue recognized from contracts with customers.
(2) Regulated Services Group revenue includes $2,968 related to alternative revenue programs for the three-month period ended March 31, 2020 that do not represent revenue recognized from contracts with customers.

The majority of non-regulated energy sales are earned from contracts with large public utilities. The Company has sought to mitigate its credit risk by selling energy to large utilities in various North American locations. None of the utilities contribute more than 10% of total revenue.
AQN operates in the independent power and utility industries in the United States, Canada, and other regions. Information on operations by geographic area is as follows:

	Three months ended March 31
	2021	2020
Revenue
United States	$511,827	$440,729
Canada	47,851	24,172
Other regions	74,864	—
	$634,542	$464,901
Revenue is attributed to the regions based on the location of the underlying generating and utility facilities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
19.Commitments and contingencies
(a)Contingencies
AQN and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider AQN’s exposure to such litigation to be material to these unaudited interim consolidated financial statements. Accruals for any contingencies related to these items are recorded in the consolidated financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.
Claim by Gaia Power Inc.
On October 30, 2018, Gaia Power Inc. (“Gaia”) commenced an action in the Ontario Superior Court of Justice against AQN and certain of its subsidiaries, initially claiming damages of not less than C$345,000 and punitive damages in the sum of C$25,000. On November 28, 2020, Gaia served the Company with an amended notice of arbitration to, among other things, lower the value of its damages claim to C$108,500 and lower the value of its punitive damages claim to C$10,000. The action arises from Gaia’s 2010 sale, to a subsidiary of AQN, of Gaia’s interest in certain proposed wind farm projects in Canada.  Pursuant to a 2010 royalty agreement, Gaia is entitled to royalty payments if the projects are developed and achieve certain agreed targets. The parties have agreed to arbitrate the dispute, and concluded hearings on this matter on March 17, 2021. The arbitrator has reserved his decision until further notice. The likelihood of success in this lawsuit cannot be reasonably predicted at this time.
Condemnation expropriation proceedings
Liberty Utilities (Apple Valley Ranchos Water) Corp. is the subject of a condemnation lawsuit filed by the town of Apple Valley. A court will determine the necessity of the taking by Apple Valley and, if established, a jury will determine the fair market value of the assets being condemned. The evidentiary portion of the right-to-take condemnation trial finished on July 15, 2020 and a decision is expected from the Court in May or June 2021. Any taking by government entities would legally require fair compensation to be paid; however, there is no assurance that the value received as a result of the condemnation will be sufficient to recover the Company's net book value of the utility.
Mountain View fire
On November 17, 2020, a wildfire now known as the Mountain View fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC. The cause of the fire is undetermined at this time, and CAL FIRE has not yet issued a report. There are currently seven active lawsuits that name the Company and/or certain of its subsidiaries as defendants in connection with the Mountain View fire. The likelihood of success in these lawsuits cannot be reasonably predicted. Liberty Utilities (CalPeco Electric) LLC intends to vigorously defend them. The Company has wildfire liability insurance that is expected to apply up to applicable policy limits.
(b)Commitments
In addition to the commitments related to the proposed acquisitions and development projects disclosed in notes 3 and 6, the following significant commitments exist as of March 31, 2021.
AQN has outstanding purchase commitments for power purchases, gas supply and service agreements, service agreements, capital project commitments and land easements.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
19.Commitments and contingencies (continued)
(b)Commitments (continued)
Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Power purchase (i)	$39,171	$27,353	$26,416	$26,592	$21,907	$164,332	$305,771
Gas supply and service agreements (ii)	84,044	64,692	48,511	44,336	34,459	152,184	428,226
Service agreements	65,284	56,019	58,107	56,455	53,796	379,831	669,492
Capital projects	448,003	—	—	—	—	—	448,003
Land easements and others	10,865	10,899	11,037	11,161	11,298	423,159	478,419
Total	$647,367	$158,963	$144,071	$138,544	$121,460	$1,119,506	$2,329,911
(i)     Power purchase: AQN’s electric distribution facilities have commitments to purchase physical quantities of power for load serving requirements. The commitment amounts included in the table above are based on market prices as of March 31, 2021. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate-adjustment mechanism.
(ii)     Gas supply and service agreements: AQN’s gas distribution facilities and thermal generation facilities have commitments to purchase physical quantities of natural gas under contracts for purposes of load serving requirements and of generating power.
20.Non-cash operating items
The changes in non-cash operating items consist of the following:

	Three months ended March 31
	2021	2020
Accounts receivable	$(29,746)	$39,932
Fuel and natural gas in storage	17,972	11,010
Supplies and consumables inventory	(3,103)	(7,794)
Income taxes recoverable	(165)	(619)
Prepaid expenses	(1,029)	(10,448)
Accounts payable	(39,330)	(71,170)
Accrued liabilities	(69,359)	(35,396)
Current income tax liability	4,852	(29,155)
Asset retirements and environmental obligations	(459)	(572)
Net regulatory assets and liabilities	(268,151)	(4,815)
	$(388,518)	$(109,027)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments
(a)Fair value of financial instruments

March 31, 2021	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$1,898,132	$1,898,132	$1,793,512	$—	$104,620
Development loans and other receivables	18,871	25,172	—	25,172	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	47,667	47,667	—	—	47,667
Energy contracts not designated as cash flow hedge	327	327	—	—	327
Interest rate swap designated as a hedge	10,758	10,758	—	10,758	—
Commodity contracts for regulated operations	198	198	—	198	—
Total derivative instruments	58,950	58,950	—	10,956	47,994
Total financial assets	$1,975,953	$1,982,254	$1,793,512	$36,128	$152,614
Long-term debt	$6,353,394	$6,708,044	$2,104,721	$4,603,323	$—
Notes payable to related party	30,493	30,493	—	30,493	—
Convertible debentures	298	477	477	—	—
Preferred shares, Series C	13,772	15,048	—	15,048	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	3,474	3,474	—	—	3,474
Energy contracts not designated as a cash flow hedge	1,219	1,219	—	—	1,219
Cross-currency swap designated as a net investment hedge	47,749	47,749	—	47,749	—
Interest rate swaps designated as a hedge	8,565	8,565	—	8,565	—
Commodity contracts for regulated operations	52	52	—	52	—
Total derivative instruments	61,059	61,059	—	56,366	4,693
Total financial liabilities	$6,459,016	$6,815,121	$2,105,198	$4,705,230	$4,693

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(a)Fair value of financial instruments (continued)

December 31, 2020	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investment carried at fair value	$1,837,429	$1,837,429	$1,706,900	$20,015	$110,514
Development loans and other receivables	23,804	31,088	—	31,088	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	51,525	51,525	—	—	51,525
Energy contracts not designated as a cash flow hedge	388	388	—	—	388
Commodity contracts for regulatory operations	194	194	—	194	—
Total derivative instruments	52,107	52,107	—	194	51,913
Total financial assets	$1,913,340	$1,920,624	$1,706,900	$51,297	$162,427
Long-term debt	$4,538,470	$5,140,059	$2,316,586	$2,823,473	$—
Notes payable to related party	30,493	30,493	—	30,493	—
Convertible debentures	295	623	623	—	—
Preferred shares, Series C	13,698	15,565	—	15,565	—
Derivative instruments:
Energy contracts designated as a cash flow hedge	5,597	5,597	—	—	5,597
Energy contracts not designated as a cash flow hedge	332	332	—	—	332
Cross-currency swap designated as a net investment hedge	84,218	84,218	—	84,218	—
Interest rate swaps designated as a hedge	19,649	19,649	—	19,649	—
Commodity contracts for regulated operations	614	614	—	614	—
Total derivative instruments	110,410	110,410	—	104,481	5,929
Total financial liabilities	$4,693,366	$5,297,150	$2,317,209	$2,974,012	$5,929
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value as of March 31, 2021 and December 31, 2020 due to the short-term maturity of these instruments.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(a)Fair value of financial instruments (continued)
The fair value of development loans and other receivables (level 2) is determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
The fair value of the investment in Atlantica (level 1) is measured at the closing price on the NASDAQ stock exchange.
The Company’s level 1 fair value of long-term debt is measured at the closing price on the New York Stock Exchange and the Canadian over-the-counter closing price. The Company’s level 2 fair value of long-term debt at fixed interest rates and Series C preferred shares has been determined using a discounted cash flow method and current interest rates. The Company's level 2 fair value of convertible debentures has been determined as the greater of their face value and the quoted value of AQN's common shares on a converted basis.
The Company’s level 2 fair value derivative instruments primarily consist of swaps, options, rights, subscription agreements and forward physical derivatives where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves, which are observable in the marketplace.
The Company’s level 3 instruments consist of energy contracts for electricity sales and the fair value of the Company's investment in AYES Canada. The significant unobservable inputs used in the fair value measurement of energy contracts are the internally developed forward market prices ranging from $12.91 to $136.75 with a weighted average of $23.5 as of March 31, 2021. The weighted average forward market prices are developed based on the quantity of energy expected to be sold monthly and the expected forward price during that month. The change in the fair value of the energy contracts is detailed in notes 21(b)(ii) and 21(b)(iv). The significant unobservable inputs used in the fair value measurement of the Company's AYES Canada investment are the expected cash flows, the discount rates applied to these cash flows ranging from 9.02% to 9.52% with a weighted average of 9.44%, and the expected volatility of Atlantica's share price ranging from 22% to 46% as of March 31, 2021. Significant increases (decreases) in expected cash flows or increases (decreases) in discount rate in isolation would have resulted in a significantly lower (higher) fair value measurement. The increase in value and volatility of the Atlantica shares during the year resulted in a significant increase in the fair value measurement.
(b)Derivative instruments
Derivative instruments are recognized on the consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.
(i)Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated gas and electric service territories. The Company’s strategy is to minimize fluctuations in gas sale prices to regulated customers. The following are commodity volumes, in dekatherms (“dths”), associated with the above derivative contracts:

2021
Financial contracts: Swaps	1,293,720
Forward contracts	1,000,000
2,293,720
The accounting for these derivative instruments is subject to guidance for rate regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the consolidated balance sheets. Most of the gains or losses on the settlement of these contracts are included in the calculation of the fuel and commodity costs adjustments (note 5). As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(i)Commodity derivatives – regulated accounting (continued)
The following table presents the impact of the change in the fair value of the Company’s natural gas derivative contracts on the unaudited interim consolidated balance sheets:

	March 31, 2021	December 31, 2020
Regulatory assets:
Swap contracts	$111	$228
Option contracts	68	50
Forward contracts	$197	$693
Regulatory liabilities:
Swap contracts	$64	$271
Option contracts	$—	$76
(ii)Cash flow hedges
The Company reduces the price risk on the expected future sale of power generation at Sandy Ridge, Senate and Minonk Wind Facilities and the Shady Oaks II Wind project by entering into the following long-term energy derivative contracts.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)	Pay floating price (per MW-hr)
2,479,234	December 2031	$23.50	NI HUB
4,958,043	September 2030	$24.54	Illinois Hub
604,596	December 2028	$33.47	PJM Western HUB
2,807,012	December 2027	$24.47	NI HUB
2,220,175	December 2027	$36.46	ERCORT North HUB
Upon the acquisition of the Sugar Creek Wind Facility (note 3(b)), the Company redesignated a long-term energy derivative contract to mitigate the price risk on the expected future sale of power generation. The fair value of the derivative on the redesignation date will be amortized into earnings over the remaining life of the contract.
The Company provides energy requirements to various customers under contracts at fixed rates. While the production from the Tinker Hydroelectric Facility is expected to provide a portion of the energy required to service these customers, AQN anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy. The Company designated a contract with a notional quantity of 64,136 MW-hours, a price of $38.95 per MW-hr and expiring in February 2022 as a hedge to the price of energy purchases. The Company also mitigates the risk by using short-term financial forward energy purchase contracts. These short-term derivatives are not accounted for as hedges and changes in fair value are recorded in earnings as they occur (note 21(b)(iv)).
In November 2020, upon the acquisition of Ascendant, the Company redesignated two interest rate swap contracts as cash flow hedges to mitigate the risk that LIBOR-based interest rates will increase over the life of Ascendant's term loan facilities. Under the terms of the interest rate swap contracts, the Company has fixed its LIBOR interest rate expense on $87,627 and $8,875 to 3.28% and 3.02%, respectively, on its two term loan facilities. The fair value of the derivative on the redesignation date will be amortized into earnings over the remaining life of the contract
The Company is party to a forward-starting interest rate swap in order to reduce the interest rate risk related to the quarterly interest payments between July 1, 2024 and July 1, 2029 on the $350,000 subordinated unsecured notes. The Company designated the entire notional amount of the three pay-variable and receive-fixed interest rate swaps as a hedge of the future quarterly variable-rate interest payments associated with the subordinated unsecured notes.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(ii)Cash flow hedges (continued)
The Company was party to a 10-year forward-starting interest rate swap in order to reduce the interest rate risk related to the probable issuance of a 10-year C$135,000 bond. In 2019, the Company settled the forward-starting interest rate swap contract as it issued C$300,000 10-year senior unsecured notes.
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge:

	Three months ended March 31
	2021	2020
Effective portion of cash flow hedge	$(30,731)	$(10,805)
Amortization of cash flow hedge	(898)	(8)
Amounts reclassified from AOCI	39,273	(3,275)
OCI attributable to shareholders of AQN	$7,644	$(14,088)
The Company expects $6,691, $380 and $1,629 of unrealized gains currently in AOCI to be reclassified, net of taxes into non-regulated energy sales, interest expense and derivative gains, respectively, within the next 12 months, as the underlying hedged transactions settle.
(iii)Foreign exchange hedge of net investment in foreign operation
The functional currency of most of AQN's operations is the U.S. dollar. The Company designates obligations denominated in Canadian dollars as a hedge of the foreign currency exposure of its net investment in its Canadian investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency loss of $268 for the three months ended March 31, 2021 (2020 - gain of $1,463) was recorded in OCI.
On May 23, 2019, the Company entered into a cross-currency swap, coterminous with the subordinated unsecured notes, to effectively convert the $350,000 U.S. dollar denominated offering into Canadian dollars. The change in the carrying amount of the notes due to changes in spot exchange rates is recognized each period in the consolidated statements of operations as loss (gain) on foreign exchange. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap as a hedge of the foreign currency exposure related to cash flows for the interest and principal repayments on the notes. Upon the change in functional currency of AQN to the U.S. dollar on January 1, 2020, this hedge was dedesignated. The OCI related to this hedge will be amortized into earnings in the period that future interest payments affect earnings over the remaining life of the original hedge. The Company redesignated this swap as a hedge of AQN's net investment in its Canadian subsidiaries. The related foreign currency transaction gain or loss designated as a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. The fair value of the derivative on the redesignation date will be amortized over the remaining life of the original hedge. A foreign currency loss of $4,014 for the three months ended March 31, 2021 (2020 - gain of $34,835) was recorded in OCI.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(iii)     Foreign exchange hedge of net investment in foreign operation (continued)
Canadian operations
The Company is exposed to currency fluctuations from its Canadian-based operations. AQN manages this risk primarily through the use of natural hedges by using Canadian long-term debt to finance its Canadian operations and a combination of foreign exchange forward contracts and spot purchases.
The Company’s Canadian operations are determined to have the Canadian dollar as their functional currency and are exposed to currency fluctuations from their U.S. dollar transactions. The Company designates obligations denominated in U.S. dollars as a hedge of the foreign currency exposure of its net investment in its U.S. investments and subsidiaries. The related foreign currency transaction gain or loss designated as, and effective as, a hedge of the net investment in a foreign operation is reported in the same manner as the translation adjustment (in OCI) related to the net investment. A foreign currency gain of $1,921 for the three months ended March 31, 2021 (2020 - loss of $4,604) was recorded in OCI.
The Company was party to C$650,000 cross currency swaps to effectively convert Canadian dollar debentures into U.S. dollars. The Company designated the entire notional amount of the cross-currency fixed-for-fixed interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Renewable Energy Group's U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A gain of $6,740 for the three months ended March 31, 2021 (2020 - loss of $43,832) was recorded in OCI. During the quarter, the Renewable Energy Group settled the related cross currency swap related to its C$150,000 debenture that was repaid (note 7(b)).
Subsequent to quarter end, the Renewable Energy Group entered into a fixed-for-fixed cross-currency interest rate swap, coterminous with the senior unsecured debentures (note 7(b)), to effectively convert the C$400,000 Canadian dollar denominated offering into U.S. dollars. The Renewable Energy Group designated the entire notional amount of the fixed-for-fixed cross-currency interest rate swap as a hedge of the foreign currency exposure of its net investment in its U.S. operations. The gain or loss related to the fair value changes of the swap are reported in the same manner as the translation adjustment (in OCI) related to the net investment.
Chilean operations
The Company is exposed to currency fluctuations from its Chilean-based operations. The Company's Chilean operations are determined to have the Chilean peso as their functional currency. Chilean long-term debt used to finance the operations is denominated in Chilean Unidad de Fomento.
(iv)Other derivatives
Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes.
In 2020, the Company executed on currency forward contracts to purchase in total $682,500 for approximately C$923,243 in order to manage the currency exposure to the Canadian dollar shares issuance.
For derivatives that are not designated as hedges, the changes in the fair value are immediately recognized in earnings.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
March 31, 2021 and 2020
(in thousands of U.S. dollars, except as noted and per share amounts)
21.Financial instruments (continued)
(b)Derivative instruments (continued)
(iv)Other derivatives (continued)
The effects on the unaudited interim consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

	Three months ended March 31
	2021	2020
Change in unrealized gain (loss) on derivative financial instruments:
Energy derivative contracts	$(322)	$178
Total change in unrealized gain (loss) on derivative financial instruments	$(322)	$178
Realized gain (loss) on derivative financial instruments:
Energy derivative contracts	163	(132)
Total realized gain (loss) on derivative financial instruments	$163	$(132)
Gain (loss) on derivative financial instruments not accounted for as hedges	(159)	46
Amortization of AOCI gains frozen as a result of hedge dedesignation	1,248	11
	$1,089	$57
Amounts recognized in the consolidated statements of operations consist of:
Gain on derivative financial instruments	$1,089	$57
(c)Risk management
In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view of mitigating these risks to the extent possible on a cost effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes.
This note provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk and liquidity risk, and how the Company manages those risks.
22.Comparative figures
Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.